Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
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jgallant@graubard.com

May 13, 2019

Division of Corporation Finance

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capitol Investment Corp. IV

Registration Statement on Form S-4

Submitted April 11, 2019

CIK No. 333-230817

Ladies and Gentlemen:

On behalf of Capitol Investment Corp. IV (“Capitol” or the “Company”), we respond as follows to the Staff’s comment letter, dated May 8, 2019, relating to the above-captioned Registration Statement on Form S-4 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the original filing of the Registration Statement. All references to page numbers, captions and annexes correspond to Amendment No. 1 unless otherwise specified.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Form S-4 Filed April 11, 2019

General, page i

1.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

We have revised the form of certificate of incorporation to provide that with respect to stockholder claims over which the Court of Chancery of the State of Delaware does not have jurisdiction (including the Exchange Act), the federal district court for the District of Delaware or other state courts of the State of Delaware shall be the exclusive forum for certain litigation, including any “derivative action.”

Securities and Exchange Commission

May 13, 2019

We have also revised the disclosure regarding the forum selection on pages 91 and 167 and page B-3 of Annex B to reflect this change and address the requests in the Staff’s comment above, including to clarify that the exclusive forum provision, as revised, applies to stockholder claims under the Securities Act and the Exchange Act..

2.	We note that you have an exclusive forum provision in your bylaws that identifies the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) and a separate exclusive forum provision in your certificate of incorporation that identifies Court of Chancery of the State of Delaware as the exclusive forum. Please discuss how the exclusive forum provision in your bylaws is intended to operate given the exclusive forum provision in your certificate of incorporation. Please ensure that your disclosures are consistent with your exclusive forum provisions.

We have removed the forum selection provision from the form of bylaws on page B-24 of Annex B and have revised the certificate of incorporation as set forth in our response to comment 1 above. Accordingly, we respectfully submit that there is no longer a need to discuss how the provisions between the certificate of incorporation and bylaws are intended to operate.

3.	Please confirm that the newly created Delaware entity will: (i) file a post-effective amendment to this registration statement expressly adopting the such statements as its own registration statement for all purposes of the Securities Act of 1933 and the Securities Exchange Act of 1934 and (ii) such amendment will become effective before securities governed by Delaware law are exchanged for securities governed by Cayman law. Refer generally to Securities Act Rule 414 and Securities Act Rules C&D 611.03.

We hereby confirm that the newly created Delaware entity will (i) file a post-effective amendment to the Registration Statement expressly adopting it as its own registration statement for all purposes of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and (ii) such amendment will become effective before securities governed by Delaware law are exchanged for securities governed by Cayman law.

Securities and Exchange Commission

May 13, 2019

Comparative Per Share Data, page 22

4.	Please disclose, if true, that separate equivalent pro forma per share data amounts have not been presented given that there is a 1 to 1 share exchange ratio between Nesco and Capitol.

We have revised the disclosure on page 22 of the Registration Statement as requested to include the exchange ratio between Nesco and the Company and the equivalent pro forma per share data amounts.

Anticipated Accounting Treatment, page 66

5.	You have determined that the merger between the Capitol and Nesco entities will be accounted for as a reverse merger with Nesco being the accounting acquirer. Please help us better understand how you made this determination pursuant to ASC 805-10-55-5 as well as ASC 805-10-55-11 through 55-15. Please specifically address your consideration of the following as part of your response:

●	Please address the relative voting rights in the combined entity after the business combination. Assuming no Capitol shareholders elect to redeem their shares for cash, Nesco shareholders will own only 26.6% of the outstanding shares of Capitol compared to Capitol shareholders owning 73.4%. If 14,135,936 ordinary shares are redeemed for cash, which assumes the maximum redemption of Capitol’s shares, Nesco shareholders will own 42.2% and Capitol shareholders will own 57.8% of the Capitol shares. Please also address your consideration of outstanding warrants. Refer to ASC 805-10-55-12(a); and

●	Please address your consideration of the composition of the board of directors. Your disclosures on page 88 indicate that Nesco may designate only two of the seven board of directors. If Nesco beneficially owns 35% or more of the issued and outstanding shares, than Nesco will have the right to designate only three of the eight board of directors. Refer to ASC 805-10-55-12(c).

In response to the Staff’s comment, we are providing Capitol’s and Nesco’s analysis of the factors set forth in ASC 805-10-55-11 through 55-15 for determining which of the combining entities is the acquirer for accounting purposes.

Securities and Exchange Commission

May 13, 2019

55-11 In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.

Capitol and Nesco do not believe this transaction will be primarily effected by cash. Pursuant to the Merger Agreement, Nesco Owner will receive $75.0 million in cash and 17,464,235 shares of common stock (approximate value of $179.2 million based on a $10.26 trading price per share of the Company as of May 10, 2019) if there are no redemptions for cash, adjusted to zero cash and 24,964,235 shares of common stock assuming maximum redemptions for cash. Nesco Owner will also receive warrants to purchase 2,500,000 of common stock. As such, Capitol and Nesco believe this factor is not applicable.

55-12 In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree. Subtopic 805-40 provides guidance on accounting for reverse acquisitions. Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including the following:

(a) The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

Capitol and Nesco believe that the transaction is being effected primarily by exchanging equity interests. As such, Capitol and Nesco started their analysis by considering the anticipated relative voting rights immediately after the transaction. Capitol anticipates that its shareholders on a combined basis will hold between approximately 73% of the combined entity if no shares are redeemed and approximately 58% of the combined entity under the maximum redemption scenario. That is, the Nesco Owner and Nesco management will hold between approximately 27% and approximately 42% on a combined basis. If one were to consider these percentages simplistically, this factor seems to point toward Capitol being the accounting acquirer consistent with the interpretative guidance in Section 2.3 of PwC’s Business Combinations and Noncontrolling Interests (2018) publication (which is consistent with each company’s understanding of guidance from other Big 4 Accounting firms as well), which states:

The weight of relative voting rights in the combined entity after the business combination generally increases as the portion of the voting rights held by the majority becomes more significant (e.g., split of 75% and 25% may be more determinative than a split of 51% and 49%).

Securities and Exchange Commission

May 13, 2019

However, that interpretative guidance then goes on to say:

The existence of a party with a large minority voting interest may be a factor in determining the acquirer. For example, a newly combined entity’s ownership includes a single investor with a 40% ownership, while the remaining 60% ownership is held by a widely dispersed group. The single investor that owns the 40% ownership in the combined entity is considered a large minority voting interest.

Capitol and Nesco therefore believe this factor must be considered in conjunction with the factor in ASC 805-10-55-12(b).

(b) The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

Capitol and Nesco believe that this factor indicates that entities should consider the underlying shareholder groups to determine if a large minority voting interest exists when no one group of shareholders has obtained control over the combined entity. Immediately after the transaction, the largest shareholder or group of shareholders will be the Nesco Owner and Nesco management with approximately 27% (in the no redemption scenario).

The parties considered the other shareholder groups with anticipated significant ownership in the combined entity. The precombination non-beneficial ownership of such shareholders is presented in the table below.

Capitol Acquisition Management IV, LLC	8%
Capitol Acquisition Founder IV, LLC	4%
Alyeska Investment Group, LP	4%
Polar Asset Management Partners Inc.	3%

Capitol Acquisition Management IV, LLC and Capitol Acquisition Founder IV, LLC each have as their members two separate executive officers of Capitol. There are no agreements between these two entities indicating that they will vote or make other shareholder decisions together. However, if these entities were considered a group for purposes of this analysis, their combined ownership would not exceed that of the Nesco Owner and Nesco management. Also, the current independent directors of the Company, who will resign from the board in connection with the Transaction, will own a voting interest of approximately 0.2%, and the other shareholders are unaffiliated to Capitol and are widely disbursed, and as a result not expected to vote in tandem.

Securities and Exchange Commission

May 13, 2019

Capitol’s warrants are not exercisable until 30 days after the close of the business combination and the parties determined that, if the warrants are in the money and exercised at that time, they would not significantly alter the foregoing analysis.

As such, and consistent with the PwC interpretative guidance described above as well as each companies understanding of guidance from other Big 4 accounting firms, the parties believe this factor points toward Nesco being the accounting acquirer.

55-12(c) The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

The board of the combined entity will be composed of seven (or eight) directors.

●	Pursuant to the stockholders’ agreement, Nesco Owner will have the right to designate up to three persons to be appointed or nominated for election to the board of directors of the combined entity, subject to reduction by one based on Nesco Owners’ aggregate ownership at the closing of the transactions. Nesco Owner may also request for at least one of its designated directors to be appointed as a member of each newly established committee of the combined entity’s board of directors. Any change in the size of the combined entity’s board of directors will also require the prior approval of Nesco Owner. Nesco’s current CEO will also be a director.

●	The current CEO and CFO of Capitol will remain on the board of the combined entity. Capitol’s current shareholders do not have any continuing rights under the stockholders’ agreement or any other agreement to appoint directors to the board that are similar to Nesco Owner’s rights. The current CEO and CFO of Capitol will not be on the management team of the combined company (see point below).

●	Two additional independent directors of the combined entity will be appointed and nominated in connection with the transactions.

In a no redemption scenario, Nesco will be represented on the board by three directors: the two directors Nesco Owner has the right to appoint and the CEO of Nesco. In comparison, immediately following the transactions, the combined company will have two directors affiliated with Capitol. Thus, from the perspective of Nesco, Nesco will have board representation at a ratio of 3:7.

In a maximum redemption scenario, Nesco will be represented on the board by four directors: the three directors Nesco Owner has the right to appoint and the current CEO of Nesco. In comparison, immediately following the transactions, Capitol will be represented on the board by two directors: the current CEO and CFO of Capitol. Thus, from the perspective of Nesco, Nesco will have board representation at a ratio of 4:8.

Securities and Exchange Commission

May 13, 2019

While Nesco does not have control of the board, the parties believe this factor weighs in favor of Nesco being the accounting acquirer.

55-12(d) The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

The current management of Nesco will represent 100% of senior management of the combined entity. Three of the four named executive officers of the combined entity are all current members of Nesco’s senior management, and the fourth member of Nesco’s senior management is an officer hired by Nesco prior to the transactions. The parties believe this factor weighs in favor of Nesco being the accounting acquirer.

55-12(e) The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.

Before the transaction, Nesco is not a public entity; therefore, the fair value of its equity is less objectively determinable. The parties believe this factor is not dispositive in determining that either Capitol or Nesco is the accounting acquirer.

55-13 The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.

For the year ended December 31, 2018, Nesco had revenues of $246.3 million while Capitol had no revenues in the same period. At March 31, 2019, Nesco had $699.4 million in total assets compared to $410.8 million in total assets for Capitol. The parties believe this factor weighs in favor of Nesco being the accounting acquirer.

55-14 In a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities, as discussed in the preceding paragraph.

This factor is not applicable as only two entities are involved.

55-15 A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.

Securities and Exchange Commission

May 13, 2019

The parties believe this factor is not applicable. Capitol has been in existence since May 1, 2017 and has undertaken precombination activities consisting of issuing equity interests and evaluating business combination candidates. As such, Capitol is not a new entity formed to effect the business combination.

The following summarizes the parties’ conclusions with regard to the factors in ASC 805-10-55-11 through 55-15:

ASC 805-10:
55-11	Effected primarily by transferring cash	N/A
55-12(a)	Relative voting rights	Capitol
55-12(b)	Large minority voting interest	Nesco
55-12(c)	Governing body	Nesco
55-12(d)	Senior management	Nesco
55-12(e)	Paid a premium	Unclear
55-13	Relative size	Nesco
55-14	More than two entities	N/A
55-15	Newly-formed entity	N/A

On balance, and based on the collective weight of the factors, the parties believe Nesco is the accounting acquirer.

The parties then considered the nature of the transaction. The Company is a special purpose acquisition company formed to effect a merger with one or more operating companies. The Company has limited employees, no revenues, only operating expenses and investment gains, and its only significant assets are cash and investments. The parties considered the guidance in ASC 805-10-55-3A through 55-9 and concluded that the Company’s precombination activities were not substantive. Since business combinations (or asset acquisitions) are not typically effected to acquire cash, the parties believe the nature of the transaction is a recapitalization of Nesco (i.e., a reverse recapitalization).

Securities and Exchange Commission

May 13, 2019

Description of the Transactions, page 74

6.	Please expand your disclosures to address the following:

●	In connection with the Domestication and merger, you disclose the outstanding Class A and Class B ordinary shares of common stock of Capitol will be converted into shares of common stock of Capitol. Please disclose the exchange ratio for this conversion, the terms related to the conversion of the outstanding warrants of Capitol and address your consideration of any accounting impact of these exchanges;

●	Assuming redemptions of 14,135,936 public shares of Capital for cash, an additional 7.5 million ordinary shares will be issued to Nesco shareholders. Please clarify how the additional number of ordinary shares to be issued will be determined if there are redemptions;

●	Please disclose the significant terms of the new revolving credit facility and bridge loans that are expected to be entered into per the Debt Commitment Letter, including the interest rates they are subject to and maturity dates;

●	We note that the Nesco Owner will also have the right to receive up to 1.8 million additional shares of common stock. Please disclose the specific terms of this additional consideration and the potential impact of issuing this additional consideration on your financial statements; and

●	Based on disclosures on page F-45, Nesco appears to have outstanding phantom units and NHLP Class B units. Please disclose the impact to these units in the merger transaction.

With respect to the first bullet point of the Staff’s comment, we have revised the disclosure on pages 74 and 75 and elsewhere as appropriate as requested.

With respect to the second, third and fourth bullet points of the Staff’s comment, we have revised the disclosure on pages 75 and 76 as requested.

With respect to the fifth bullet point of the Staff’s comment, we have revised the disclosure on page 76 to explain that, prior to the consummation of the transactions contemplated by the merger agreement, all of Nesco’s outstanding phantom units and all Class B units of Nesco Owner will be cancelled and no consideration will be paid in respect thereof other than as disclosed therein.

Pro Forma Adjustments to the Unaudited Combined Balance Sheet, page 77

7.	For adjustment (2), please better clarify in the notes how you determined the estimated amount that would be drawn under the revolving credit facility under both scenarios.

We have revised footnote 3 on page 78 to better clarify the disclosure as requested.

Securities and Exchange Commission

May 13, 2019

8.	Pursuant to Rule 11-02(b)(5) of Regulation S-X, please separately disclose any material nonrecurring charges or credits and related tax effects which result directly from the transactions and which will be included in income within the 12 months succeeding the transactions. Please also clearly indicate that such charges or credits were not considered in the pro forma statement of operations. For example, it appears that part of adjustment (3) relates to the write-off of certain deferred financing costs associated with the repayment of long-term debt. In addition, adjustment (5) appears to be related to underwriting fees and as well as other expenses expected to be incurred related to the transactions.

We have revised the disclosure on page 78 in footnotes 4, 5 and 6 as requested.

9.	Given that your description of the transactions indicate that all Class A ordinary shares will be automatically converted into shares of common stock, please advise why the pro forma balance sheet shows an ending amount for Class A ordinary shares and no amounts for common stock. Alternatively, please revise your presentation.

We have revised the disclosure on page 77 of the Registration Statement as requested so that the pro forma balance sheet shows an ending amount in the common stock column and no ending amount for the Class A ordinary shares.

Pro Forma Adjustments to the Unaudited Combined Statements of Operations, page 79

10.	For adjustment (3), please expand your note to clearly show how you arrived at the pro forma interest adjustment amounts, including the amount of debt and corresponding interest rate. Please refer to Article 11-02(b)(6) of Regulation S-X. Please also disclose the basis for using different interest rates under the two scenarios.

We have revised the disclosure on page 82 as requested in footnote 4.

General

Financial Statements, page F-1

11.	Please update your financial statements and corresponding financial information included to comply with Rule 3-12 of Regulation S-X.

We have updated the Registration Statement to include condensed consolidated financial statements as of March 31, 2019 and for the three months ended March 31, 2019 and 2018 and corresponding financial information throughout the Registration Statement, as requested.

Securities and Exchange Commission

May 13, 2019

Financial Statements of NESCO Holdings I, Inc. and Subsidiaries

Shipping and Handling Costs, page F-30

12.	You classify shipping and handling fees billed to customers as rental revenues. Please tell us for each revenue stream (e.g. shipping related to equipment and parts sales and shipping related to rentals) how you account for these shipping and handling fees billed to the customer and the associated shipping costs, quantify the amount of shipping revenue and costs recorded each period presented and tell us how you considered ASC 606-10-32-2 when determining that presenting these revenues as rental revenues is appropriate. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Nesco’s shipping and handling activities are fulfillment activities in connection with its contracts with customers. Shipping and handling fees billed to customers are recorded as rental revenue and are recognized when the delivery occurs. The cost of shipping and handling is recorded in cost of rental revenue, excluding depreciation, as the costs of the shipping handling activities are incurred.

The majority of shipping and handling revenue and cost relate to the rentals of Nesco’s equipment to its customers. Because revenue associated with the equipment on rent is recognized under ASC Topic 840, Leases (“Topic 840”), Nesco acknowledges that shipping and handling in its rental contracts with customers represents a performance obligation that is accounted for under ASC Topic 606, Revenue from Contracts with Customers (“Topic 606”). Shipping and handling activities are performed before customers obtain control of Nesco’s products in the case of rentals or sales of equipment. With respect to sales of parts and accessories, Nesco has elected the practical expedient to treat shipping and handling as a fulfillment activity after control is transferred to the customer, which in the case of Nesco’s parts and accessories contracts, is when the products are shipped. Nesco’s contracts with customers stipulate that Nesco deliver products to them, either to their facility or to a job site, and Nesco fulfills delivery using its own delivery assets or contracted services from a common carrier. Part of the transaction price of Nesco’s contracts with customers includes shipping and handling and, such amounts are billed directly to customers (ASC Topic 606-10-32-2).

The amount of shipping and handling revenue and costs in each of the three years in the period ended December 31, 2018, is presented in the table below.

(amounts in thousands)	2018	2017	2016
Shipping and handling revenue:
Rentals	$6,209	$6,092	$4,624
Equipment and parts sales	1,322	1,010	667
	7,531	7,102	5,291
Shipping and handling cost:
Rentals	6,126	6,861	6,970
Equipment and parts sales	1,427	878	650
	$7,553	$7,739	$7,620

Securities and Exchange Commission

May 13, 2019

Nesco classifies all shipping and handling revenue as rental revenue and all shipping and handling costs as cost of rental revenue, excluding depreciation, because shipping and handling revenue and costs from equipment and parts sales are not material. Nesco has and will continue to monitor these amounts to determine whether these should be separately presented in its consolidated statements of operations if and when, such amounts would be determined to be material.

Following the adoption of Topic 606, Nesco recognizes revenue in accordance with: (1) Topic 606 and (2) Topic 840. In preparing its disclosure in the table on page F-29 in Note 2 to the consolidated financial statements (page F-51 in Amendment No. 1 to the Registration Statement), Nesco inadvertently presented shipping and handling revenue within Revenue: Rental under the column heading entitled “Topic 840” for the years ended December 31, 2018, 2017 and 2016. Nesco acknowledges that the shipping and handling revenues should have been presented as shipping and handling revenue under the column heading entitled “Topic 606”. In evaluating the materiality of the classification error both qualitatively and quantitatively, we considered the criteria in Staff Accounting Bulletin No. 99 in reaching our conclusion. Although Nesco determined the classification error to be immaterial to the consolidated financial statements, Nesco has amended Note 2 to the consolidated financial statements for the years ended December 31, 2018, 2017 and 2016, to reclassify and correct the amount of shipping and handling revenue under the column heading entitled “Topic 606” in Amendment No. 1 to the Registration Statement.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Mr. Mark D. Ein

Mr. L. Dyson Dryden